EXHIBIT 99.15

American Lithium to Host July 6th Webinar Update on Its TLC Project and Its Recent Merger with Plateau Energy Metals

VANCOUVER, British Columbia, June 30, 2021 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V: LI | OTCQB: LIACF | Frankfurt: 5LA1) announces a live upcoming summit where its Management Team will be discussing the Company’s recent merger with Plateau Energy Metals, as well as near-term exploration and development plans, particularly at the TLC Project in Nevada.

This inaugural Webinar event will take place on Tuesday, July 06, at 11.00 am PDT / 2.00 pm EDT. Management will be available to answer questions following the presentation. To join webinar by computer, register from this link: https://my.6ix.com/nzxIDKkS

With the recent consolidation of the combined assets of both companies, American Lithium is positioned as one of the largest developers of energy metals throughout the Americas. We intend to leverage this key competitive advantage to become a global industry leader while ensuring all our projects are sustainable and utilize best environmental practices. To find out more, please tune in to the Webinar.

The Company is also pleased to announce the recent launch of its new website at: www.americanlithiumcorp.com. Our social media channels are also now very active. Please follow us:

Twitter: @lithiumamerican

Instagram: /americanlithium/

LinkedIn: www.linkedin.com/company/american-lithium-corp/

About American Lithium
American Lithium is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

Please watch our informative project update videos and related background information at https://www.americanlithiumcorp.com

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

Tyler Ross, Investor Relations, at 604-428-6128

Email: info@americanlithiumcorp.com

Website: www.americanlithiumcorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the plans, objectives and advancement of the TLC, Falchani and Macusani (the “Projects”), exploration drilling plans, in-fill and expansion drilling plans, results of exploration and development plans, expansion of resources and testing of new deposits, environmental and social community permitting, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct.  All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau Energy Metals Inc. (“Plateau”); the estimated costs associated with the advancement of the Projects; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; risks related to the certainty of title to the properties of American Lithium, including the status of the “Precautionary Measures” filed by American Lithium’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on June 25, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on June 25, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions
Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment.  Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.